

September 3, 2015

Mail Stop 4631

Via E-mail
Mr. Douglas J. Kramer
Chief Executive Officer
Lapolla Industries, Inc.
Intercontinental Business Park
15402 Vantage Parkway East; Suite 322
Houston, TX 77032

> **Re: Lapolla Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-Q for the Period Ended June 30, 2015**
> **Filed August 11, 2015**
> **File No. 1-31354**

Dear Mr. Kramer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that you checked the box on the first page of your 10-K to indicate that you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. However, we are unable to locate on your corporate website the required Interactive Data Files. Please revise or advise.

Item 1. Business, page 2

International, page 4

2.   We note disclosure on page 4 that "international growth and revenues are expected to increase in 2015 and beyond." Given your disclosure that your "international presence represented approximately 4.14% and 13.7% of [y]our total product sales for the year ended December 31, 2014 and 2013, respectively," please supplementally explain your basis for noting that your revenues and growth internationally are expected to increase in "2015 and beyond." In future filings, please provide appropriate context and additional discussion with respect to management's belief or opinion as to future growth and revenue.

Item 5. Market for the Company's Common Equity, page 14

Market Information, page 14

3.   We note disclosure on page 14 that the company's "common stock is quoted on the OTCQB . . . ." We note similar references to OTCQB on the cover page and in a risk factor on page 10. We contrast this to the company profile section of the investor relations tab on your company website, which notes "Trading: NASDAQ OTCBB." Please advise.

Item 7. Management's Discussion and Analysis…, page 15

Critical Accounting Policies and Estimates, page 19

4.   You disclose on page F-11 that your accumulated deficit of $90 million, net loss of $3.7 million and negative operating cash flows of $1 million as of and for the year ended December 31, 2014 raise concerns about your liquidity. We also note that your operating results do not appear to have significantly improved during the six months ended June 30, 2015. Please tell us and revise to disclose the date of your most recent goodwill impairment test. Please also tell us and disclose if, as of the date of your most recent goodwill impairment test, you had any reporting units that had a fair value that was not substantially in excess of carrying value.

5.   If you had any reporting units where fair value did not substantially exceed carrying value (and thus were at risk of failing step one of the goodwill impairment test), please tell us and revise to disclose:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 11. Executive Compensation, page 23

Summary Compensation Table, page 24

6. Please supplementally explain to us the basis for the bonus payments made to Messrs. Kramer and Adams in 2014. In future filings, please provide the necessary narrative disclosure, via footnote or otherwise, explaining how each bonus payment was determined for each named executive officer.

Signatures, page 36

7. In future filings, please have your principal executive officer, principal financial officer, and controller or principal accounting officer indicate that they are signing the report in those individual capacities in the second portion of the signatures section. Refer to General Instruction D(2)(a) to Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

Audited Financial Statements

Note 11. Financing Instruments, page F-13

8. We note that you classified all balances due under your revolver loan as non-current as of December 31, 2014. You disclose on page 17 that your revolver loan includes an automatic cash sweep feature that applies any cash available at the end of each day to reduce your outstanding revolver loan balance for that day. Please tell us and revise your filings to disclose if your revolver loan agreement includes a subjective acceleration clause and the requirement to maintain a lock-box arrangement. If your revolver loan agreement includes a subjective acceleration clause and requires you to maintain a lock-box arrangement, please tell us how you considered ASC 470-10-45-3 through 45-6 in determining it was appropriate to classify your revolver loan as non-current as of December 31, 2014.

9. Please tell us and revise to disclose the amount of credit availability on your revolver loan (subject to borrowing base limitations) as of December 31, 2014.

Form 10-Q for the Period Ended June 30, 2015

General

10.   Please address the above comments in your interim filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction